UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TSR, INC.

(Name of Subject Company)

TSR, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number of Class of Securities)

Thomas Salerno

Chief Executive Officer

400 Oser Avenue, Suite 150

Hauppauge, NY 11788

(631) 231-0333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Lawrence R. Bard, Esq.

Scott D. Museles, Esq.

Shulman Rogers, P.A.

12505 Park Potomac Ave, Suite 600

Potomac, MD 20854

(301) 230-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by TSR, Inc., a Delaware corporation (“TSR” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2024, as amended by that certain Amendment No. 1 thereto filed with the SEC on June 14, 2024 (as amended, the “Filed Schedule 14D-9”).

The Filed Schedule 14D-9 relates to the tender offer by Vienna Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vienna Parent Corporation, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company, at a purchase price of $13.40 per Share (the “Offer Price”), net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 30, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of May 15, 2024, by and among Parent, Purchaser and TSR (as may be amended from time to time, the “Merger Agreement”).

This Amendment is being filed to reflect certain updates to the Filed Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Filed Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Filed Schedule 14D-9. Except as otherwise set forth below, the information in the Filed Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Filed Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Filed Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The following paragraph shall be added to the beginning of the section under the subheading “Employment Agreements Effective at Closing: New Salerno Employment Agreement and New Syed Employment Agreement” on page 12 of the Filed Schedule 14D-9:

●	“On March 29, 2024, Ice Miller delivered a form of employment agreement proposed to be entered by certain employees of TSR to be effective at closing. The TSR employees who would enter into those agreements (Messrs. Salerno and Syed) were not identified until April 29, 2024. During the period from March 29, 2024, through May 15, 2024, separate counsel to these employees negotiated the terms of such agreements with Ice Miller and, in late April and early May, representatives of the Purchaser discussed the financial and other terms of the employment agreements with Messrs. Salerno and Syed.”

Item 4. The Solicitation or Recommendation

The paragraph beginning with “On September 11, 2023,” under the subheading “Background of the Merger Agreement” on page 14 of the Filed Schedule 14D-9 is revised to read as follows:

●	“On September 11, 2023, the TSR Board, along with Mr. Salerno, Mr. Sharkey, representatives of Shulman Rogers and representatives of Focus, held a meeting via conference call during which Focus updated management and the Board on their efforts, which included completing the CIM. Focus relayed that, as of the date of the meeting, they had reached out to over one hundred and fifty potential buyers of TSR, executed ten Non-Disclosure Agreements with potential buyers and had approximately ten more Non-Disclosure Agreements in process. The Non-Disclosure Agreements included a customary standstill that terminated in accordance with its terms upon the public announcement of a transaction.”

The section under the subheading “Discounted Cash Flow Analysis” on page 23 of the Filed Schedule 14D-9 is revised to read as follows:

●	“Chessiecap performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a methodology used to derive a valuation of a company by calculating the present value of the future cash flows of the Company. “Present value” refers to the current value of the future cash flows and is calculated by discounting the future cash flows by a discount rate derived from economic assumptions, estimates of risk, the opportunity cost of capital, expected returns and other factors. Chessiecap calculated the discounted cash flow of the Company based on a Company forecast of revenue and profitability, the profitability being adjusted upward by Chessiecap to estimate the value of the Company as if it did not have certain current one-time expenses and certain expenses related to being a publicly reporting entity. The Company forecast provided to Chessiecap was limited to one quarter plus one full fiscal year forward.

For this prospective discounted cash flow analysis, Chessiecap estimated the enterprise value of the Company to be $17,329,616 and the net equity value (enterprise value plus estimated cash less debt) to be $23,029,756. The enterprise value consists of the present value of interim cash flows plus the terminal value of $14,654,577 derived using the future after-tax free cash ~~flows~~flow of the Company for fiscal year 2025 of $2,803,556 and ~~applied~~applying a perpetuity growth rate of 3.15%, consistent with the historical U.S. long-term GDP growth rate and a discount rate of 19.02%, as derived for a firm of the Company’s size, characteristics, and prospects. The discounted cash flow analysis indicated an implied value of $10.29 per share. We compared this value with the Offer Price of $13.40 per share.”

The section under the subheading “Guideline Public Companies Analysis” on page 24 of the Filed Schedule 14D-9 is revised to replace the list after the first paragraph with the following chart:

Guideline Public Company Analysis

All figures in thousands, except per share and multiples

								Trailing
				Market				Twelve Mos.
	Shares	Share		Value		Enterprise		EBITDA		EV / LTM
Company	Outstanding	Price		of Equity		Value (EV)		(TTM)		EBITDA
Adecco Group AG	336,850		$19.10		$6,433,835		$9,627,835		$913,000	10.55	x
Hays plc (in GBp)	1,580,000	GBP	0.98	GBP	1,554,720	GBP	1,682,620	GBP	180,800	9.31	x
Kelly Services, Inc.	35,310		$24.58		$867,920		$793,420		$99,200	8.00	x
Kforce Inc.	19,690		$68.39		$1,346,599		$1,403,940		$90,260	15.55	x
ManpowerGroup Inc.	48,380		$75.39		$3,647,368		$4,496,068		$534,900	8.41	x
Randstad N.V.	178,090		$55.90		$9,955,231		$10,874,231		$975,000	11.15	x
Robert Half Inc.	105,210		$75.59		$7,952,824		$7,462,984		$518,840	14.38	x
									Median	10.55	x

The section under the subheading “Comparable Transaction Analysis” on page 24 of the Filed Schedule 14D-9 is revised to add the following to the end of the subsection:

Sale Date	Target Name	Acquirer Name	Net Sales	EBITDA	Sale Date	Transaction Price	Transaction Price/ EBITDA
12/08/2023	Undisclosed	Undisclosed	$11,745,692	$2,093,548	12/08/2023	$9,000,000	4.3	x
05/18/2022	Headway Workforce Solutions, Inc.	Staffing 360 Solutions, Inc.	$83,422,006	$(1,722,283)	05/18/2022	$8,279,000	NA
11/04/2021	Undisclosed	Undisclosed	$5,235,384	$1,357,398	11/04/2021	$6,000,000	4.4	x
03/02/2021	Snelling Staffing, LLC	HireQuest, Inc.	$123,138,000	$3,970,000	03/02/2021	$17,300,000	4.4	x
01/31/2021	Undisclosed	Undisclosed	$13,652,468	$1,847,088	01/31/2021	$6,000,000	3.3	x
05/09/2019	Undisclosed	Undisclosed	$21,323,000	$1,730,052	05/09/2019	$10,500,000	6.1	x
01/01/2018	Undisclosed	Undisclosed	$5,236,389	$533,782	01/01/2018	$5,000,000	9.4	x
04/03/2017	SNI Holdco Inc.	GEE Group Inc.	$113,459,880	$11,887,111	04/03/2017	$66,300,000	5.6	x
01/01/2016	Paladin Consulting, Inc	General Employment Enterprises, Inc.	$22,598,839	$491,356	01/01/2016	$1,750,000	3.6	x
09/30/2015	Vision Technology Services, Inc. & Subs.	BG Staffing, Inc	$33,227,466	$3,826,195	09/30/2015	$9,722,072	2.5	x
06/04/2015	Staffgroup Ltd	Cordant Group Plc	$81,111,254	$5,101,443	06/04/2015	$35,027,300	6.9	x
09/26/2013	Undisclosed	Undisclosed	$7,498,805	$280,749	09/26/2013	$2,800,000	10.0	x
04/05/2021	Softworld, Inc.	Kelly Services, Inc.	$110,528,426	$11,836,709	04/05/2021	$220,400,000	18.6	x
09/09/2020	Undisclosed	Undisclosed	$23,640,000	$1,728,000	09/09/2020	$10,200,000	5.9	x
03/13/2017	Undisclosed	Undisclosed	$30,402,214	$1,415,656	03/13/2017	$3,150,000	2.2	x
09/06/2016	Undisclosed	Undisclosed	$13,320,000	$600,000	09/06/2016	$3,750,000	6.3	x
01/12/2016	Undisclosed	Undisclosed	$11,100,755	$800,395	01/12/2016	$5,000,000	6.3	x
08/04/2015	Agile Resources, Inc	General Employment Enterprises, Inc.	$7,711,321	$639,227	08/04/2015	$3,507,382	5.5	x
06/15/2015	Hudson Information Technology (US) Business of Hudson Global, Inc.	Mastech Holdings, Inc.	$36,186,000	$1,108,000	06/15/2015	$16,987,000	15.3	x
12/31/2013	Undisclosed	Undisclosed	$6,246,280	$668,144	12/31/2013	$2,200,000	3.3	x
						Median	5.58	x

Following the final paragraph, beginning with “Premiums Paid Analysis,” under the subheading “Other Factors” on page 24 of the Filed Schedule 14D-9, the following chart is added:

●	“The chart below sets forth the transactions analyzed:

Target Name	Target Business Description	Transaction Control Premium	Date Effective	Deal Value (MM)
Computer Task Group, Inc.	Provides IT based staffing services	23.8%	12/13/2023	$168.99
Volt Information Sciences, Inc.	Provides staffing services	39.8%	04/25/2022	$132.60
DPA Group NV	Provides recruitment services	9.4%	08/16/2021	$79.00
CPL Resources Plc	Provides recruitment & H/R services	35.5%	01/21/2021	$366.16
Harvey Nash Group Plc	Provides recruitment & IT services	10.2%	12/28/2018	$95.37
CDI Corp.	Provides outsourcing & staffing services	29.1%	09/13/2017	$155.04
InterQuest Group Ltd.	Provides information technology staffing	4.9%	08/08/2017	$12.23
USG People NV	Provides employment, ed & training services	25.2%	07/22/2016	$1,549.82
Proffice AB	Provides human resources solutions	24.2%	02/19/2016	$196.71
Chandler MacLeod Group Ltd.	Provides H/R & recruitment services	49.1%	03/31/2015	$236.82
Kelly Group Ltd.	Provides H/R & outsourcing solutions	9.9%	11/30/2014	$16.73
	Median	24.2%

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Item 5 on page 28 of the Filed Schedule 14D-9 is revised to read as follows:

●	“Pursuant to Focus’s engagement letter with TSR, TSR retained Focus as its investment bank in connection with the Offer and the Merger. In connection with Focus’s services to the TSR Board, TSR has agreed to pay Focus an aggregate fee of approximately $880,000, of which $850,000 is contingent upon Closing. Additional information related to Focus’s retention as TSR’s financial advisor is set forth under the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and are hereby incorporated herein by reference. Focus provided no other services to TSR prior to the engagement disclosed in this Schedule 14D-9.

Pursuant to Chessiecap’s engagement letter with TSR, TSR retained Chessiecap as its financial advisor in connection with the Offer and the Merger and to render Chessiecap’s opinion to the TSR Board. Chessiecap’s opinion does not constitute a recommendation to any stockholder of TSR as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Chessiecap’s services as the financial advisor to the TSR Board, TSR has agreed to pay Chessiecap an aggregate fee of approximately $66,000. Additional information related to Chessiecap’s retention as TSR’s financial advisor is set forth under the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinion of TSR’s Financial Advisor” and are hereby incorporated herein by reference. Chessiecap provided no other services to TSR prior to the engagement disclosed in this Schedule 14D-9.

Neither TSR nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of TSR on its behalf with respect to the Transactions or related matters, except that such solicitations or recommendations may be made by directors, officers or employees of TSR, for which services no additional compensation will be paid.”

Item 8. Additional Information – Legal Proceedings

The section of the Filed Schedule 14D-9 under the subheading “Legal Proceedings” on page 32 is revised to read as follows:

●	“Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

As of June 21, 2024, TSR has received demand letters from two purported stockholders of TSR regarding the Schedule 14D-9 (the “Demand Letters”). The Demand Letters generally allege that the Schedule 14D-9 omits material information and request that TSR disseminate corrective disclosures.

TSR believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable laws and denies the allegations in the matters described above. However, in order to moot certain of the disclosure claims and avoid the costs, risks and uncertainties inherent in litigation, and provide additional information to its stockholders, TSR determined to voluntarily provide certain additional disclosures in the Amendment to Schedule 14D-9, dated June 21, 2024. Nothing in these supplemental disclosures should be regarded as an indication that TSR or TSR’s affiliates, management, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the supplemental disclosures to be material; rather, TSR believes that the Schedule 14D-9 disclosed all necessary information and denies that any additional disclosures are or were required under any federal or state law.

TSR cannot predict the outcome of each Demand Letter, nor can TSR predict the amount of time and expense that will be required to resolve each Demand Letter. TSR believes that the Demand Letters are without merit and that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law. It is possible that additional similar demands could be made in connection with the Transaction or that lawsuits may be filed against TSR, TSR’s Board, Parent and/or Purchaser. If any additional demands are made or complaints are filed, absent new or significantly different allegations, TSR will not necessarily disclose such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TSR, INC.

Dated: June 21, 2024	By:	/s/ Thomas Salerno
		Name:	Thomas Salerno
		Title:	Chief Executive Officer

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